August 22, 2019

Manuel Litchman, M.D.
President & CEO
Mustang Bio, Inc.
2 Gansevoort Street, 9th Floor
New York, New York 10014

       Re: Mustang Bio, Inc.
           Preliminary Information Statement on Schedule 14C
           Filed August 16, 2019
           File No. 001-38191

Dear Dr. Litchman:

       We have reviewed your filing and have the following comment.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Preliminary Information Statement on Schedule 14C filed August 16, 2019

Amendment of the Amended and Restated Certificate of Incorporation to Increase Authorized
Shares of Common Stock, page 4

1. Please revise your disclosure to state whether you currently have any plans, agreements, arrangements, or understandings for the issuance of your newly authorized shares of common stock. In this regard, we note that you filed a registration statement on Form S-
      3 on August 16, 2019, the same date that you filed this preliminary information statement.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Manuel Litchman, M.D.
Mustang Bio, Inc.
August 22, 2019
Page 2

       Please contact Irene Paik at 202-551-6553 or Mary Beth Breslin at 202-551-3625 with any questions.



FirstName LastNameManuel Litchman, M.D.                  Sincerely,
Comapany NameMustang Bio, Inc.
                                                         Division of
Corporation Finance
August 22, 2019 Page 2                                   Office of Healthcare &
Insurance
FirstName LastName